UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

                MINEFINDERS CORPORATION LTD.

2288 – 1177 WEST HASTINGS ST.

VANCOUVER, B.C.

CANADA V6E 2K3

1st QUARTER 2007

FINANCIAL REPORT

Investor Relations

866-687-6263 Toll Free

www.minefinders.com

                Minefinders Corporation Ltd.

Consolidated Balance Sheets - Unaudited

(Thousands of United States dollars)

	March 31,	December 31,
	2007	2006
Assets
Current
Cash and cash equivalents	$ 97,439	$ 121,995
Receivables	5,736	3,746
Prepaid expenses	1,088	1,350
	104,263	127,091

Deferred financing charges (Note 3)	-	2,368
Properties, development and deferred exploration costs (Note 5)	99,540	86,718
Plant and equipment (Note 6)	56,785	39,343
	$ 260,588	$ 255,520

Liabilities and Shareholders’ Equity

Liabilities
Current
Accounts payable and accrued liabilities	$ 12,703	$ 7,899

Convertible notes (Note 7)	56,231	57,433
Asset retirement obligation (Note 8)	1,291	1,188
	70,225	66,520
Shareholders’ equity
Capital stock (Note 9)	167,388	165,537
Convertible notes (Note 7)	27,366	27,366
Contributed surplus (Note 11)	13,574	12,957
Deficit	(31,709)	(27,540)
Accumulated other comprehensive income (Note 3)	13,744	10,680
	190,363	189,000
Commitments and Contingencies (Note 12)
	$ 260,588	$ 255,520

The accompanying notes are an integral part of these consolidated financial statements.

Minefinders Corporation Ltd.

Consolidated Statements of Loss and Deficit - Unaudited

(Thousands of United States dollars, except per share amounts)

For the three months ended March 31,	2007	2006

Administrative costs
Accounting and auditing	$ 316	$ 143
Amortization	52	2
Consulting fees	266	111
Corporate relations	166	127
Legal	170	91
Office services and expenses	345	170
Shareholder reports and filing fees	103	64
Travel	51	23
Convertible notes discount (Note 7)	1,166	-
Interest on long-term debt (Note 7)	943	-
	3,578	731

Exploration costs written off	104	47
Loss from operations	(3,682)	(778)

Other items
Foreign exchange loss	(1,744)	(20)
Gain on sale of assets	6	-
Interest income	1,251	256
Net loss for the period	$ (4,169)	$ (542)

Loss per share – basic and diluted	$ (0.09)	$ (0.01)
Weighted average shares outstanding	48,311,551	36,688,508

The accompanying notes are an integral part of these consolidated financial statements.

Minefinders Corporation Ltd.

Consolidated Statement of Changes in Shareholders’ Equity - Unaudited

(Thousands of United States dollars)

	Capital stock	Convertible notes	Contributed surplus	Deficit	Cumulative translation adjustment	Accumulated other comprehensive income	Total
Balance, January 1, 2006	$ 85,672	-	7,954	(21,796)	14,498	-	$ 86,328
Issue of common shares for cash, net of share issue costs	78,705	-	-	-	-	-	78,705
Exercise of stock options for cash	1,160	-	-	-	-	-	1,160
Issue of convertible notes	-	27,366	-	-	-	-	27,366
Stock based compensation	-	-	5,003	-	-	-	5,003
Net loss	-	-	-	(5,744)	-	-	(5,744)
Foreign exchange adjustment	-	-	-	-	(3,818)	-	(3,818)
Balance, December 31, 2006	165,537	27,366	12,957	(27,540)	10,680	-	189,000
Change in accounting policy (Note 3)	-	-	-	-	(10,680)	10,680	-
Balance, January 1, 2007 as adjusted	165,537	27,366	12,957	(27,540)	-	10,680	189,000
Exercise of stock options for cash	1,851	-	-	-	-	-	1,851
Stock based compensation	-	-	617	-	-	-	617
Net loss	-	-	-	(4,169)	-	-	(4,169)
Foreign exchange adjustment	-	-	-	-	-	3,064	3,064
Balance, March 31, 2007	$167,388	27,366	13,574	(31,709)	-	13,744	$190,363

Consolidated Statement of Comprehensive Loss - Unaudited

(Thousands of United States dollars)

For the three months ended March 31,	2007

Net loss for the period	$ (4,169)
Foreign exchange adjustment (Note 3)	3,064
Comprehensive loss	$ (1,105)

The accompanying notes are an integral part of these consolidated financial statements.

Minefinders Corporation Ltd.

Consolidated Statements of Cash Flows - Unaudited

(Thousands of United States dollars)

For the three months ended March 31,	2007	2006

Cash flows used in operating activities
Net loss for the period	$ (4,169)	$ (542)
Items not involving cash
Amortization	52	2
Gain on sale of assets	(6)	-
Deferred exploration costs written off	104	47
Convertible notes discount	1,166	-
Foreign exchange gain on convertible notes	(484)	-
Net change in non-cash working capital balances
Receivables	(1,990)	(520)
Prepaid expenses	(479)	312
Accounts payable and accrued liabilities	1,230	(291)
	(4,576)	(992)
Cash flows used in investing activities
Mineral properties and exploration costs	(2,406)	(4,402)
Property and development costs	(5,631)	-
Purchase of plant and equipment	(17,217)	(22)
	(25,254)	(4,424)
Cash flows provided by financing activities
Net proceeds on issue of common shares	1,851	246
Financing charges	(142)	-
	1,709	246
Effect of exchange rates on cash and cash equivalents	3,565	(71)
Decrease in cash and cash equivalents	(24,556)	(5,241)
Cash and cash equivalents, beginning of period	121,995	32,409
Cash and cash equivalents, end of period	$ 97,439	$ 27,168
Supplemental Information

Non-cash investing and financing activities:
Amortization of equipment included in deferred exploration costs	$ 11	$ 16
Asset retirement obligation	$ 103	$ -
Stock option compensation	$ 617	$ -

The accompanying notes are an integral part of these consolidated financial statements.

Minefinders Corporation Ltd.

Consolidated Statements of Properties, Development

and Deferred Exploration Costs - Unaudited

(Thousands of United States dollars)

For the three months ended March 31,	2007	2006
Dolores mine project
Deferred exploration costs
Property acquisition costs	$ -	$ 25
Assaying and drilling	297	828
Engineering and surveying	-	1,949
Equipment rentals and miscellaneous	64	116
Licences and recording fees	2	37
Road building	79	2,092
Technical and professional services (Note 11)	215	320
Other	25	99
Development costs
Property acquisition costs	51	-
Assaying and drilling	204	-
Engineering and surveying	3,049	-
Housing and miscellaneous	1,086	-
Insurance, licence and recording fees	309	-
Road construction and equipment rental	4,171	-
Technical and professional services (Note 11)	873	-
Water rights	85	-
Other	1,119	-
Total Dolores Mine Project	11,629	5,466
Other properties
Deferred exploration costs
Assaying and drilling	27	141
Engineering and surveying	-	-
Equipment rentals and miscellaneous	32	3
Licences and recording fees	63	61
Technical and professional services (Note 11)	220	127
Other	40	96
Total other properties	382	428
Properties, development and deferred
exploration costs during the period	12,011	5,894
Balance, beginning of period	86,718	53,697
Foreign exchange adjustment	915	(292)
Exploration costs written off	(104)	(47)
Balance, end of period	$ 99,540	$ 59,252

The accompanying notes are an integral part of these consolidated financial statements.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements - Unaudited

(Thousands of United States dollars, except per share amounts)

March 31, 2007 and 2006

1.	Basis of Presentation

These financial statements are presented in accordance with Canadian generally accepted accounting principles for interim financial statements, and are stated in thousands of United States dollars.

The interim financial statements do not include all the note disclosures required for annual financial statements but they are presented in accordance with the same accounting principles, policies and methods that are used in the preparation of the Company’s annual financial statements except as noted below (Note 3); therefore they should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2006.

The statements reflect all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for the fair presentation of the information contained in them.

2.	Nature of Business

The accompanying financial statements have been prepared on a going-concern basis, which contemplates the realization of the assets and the satisfaction of liabilities and commitments in the normal course of business. The Company is in the advanced stages of construction of its 100% owned Dolores gold and silver project in Mexico and believes it has sufficient liquidity to complete construction. It is anticipated that the mine construction will be substantially completed by the end of fiscal 2007.

The ability to generate revenues from production will finance the operation of the Dolores Mine. The Company may have to raise additional funds over and above amounts raised to date to complete the acquisition, exploration and development of its property interests and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

3.	New Accounting Standards

Effective January 1, 2007, the Company adopted the CICA guidelines of Section 3855, “Financial Instruments – Recognition and Measurement”, Section 3861, “Financial Instruments – Disclosure and Presentation” and Section 1530, “Comprehensive Income” which address the classification, recognition and measurement of financial instruments in the financial statements and the inclusion of other comprehensive income. As a result of adopting these new standards, the Company reflected a presentational reclassification of amounts previously recorded in “Cumulative translation adjustment” to “Accumulated other comprehensive income”. In addition, the Company is reporting the net translation gain of $3,064 in the new Consolidated Statement of Comprehensive Income.

Also, pursuant to Section 3855, “Financial Instruments – Recognition and Measurement”, deferred financing charges relating to the issue of the convertible notes are no longer presented as a separate asset on the balance sheet. As provided for in the section, the Company has elected to include financing charges in the carrying value of the liability component of the convertible notes (Note 7).

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements - Unaudited

(Thousands of United States dollars, except per share amounts)

March 31, 2007 and 2006

4.	Segmented Information

The Company has determined that it has one business segment, the exploration and development of mineral properties. The Company is in the development stage and, accordingly, has no reportable segment revenues or operating results for the three-month periods ended March 31, 2007 and 2006.

5.	Properties, Development and Deferred Exploration Costs

Net carrying costs at March 31, 2007 and December 31, 2006:

	Mineral Properties	Deferred Exploration Costs	Deferred Development Costs	March 31, 2007	December 31, 2006
Mexico
Dolores Property	$ 9,779	$ 46,353	$ 32,095	$ 88,227	$ 75,705
Northern Sonora	239	5,988	-	6,227	6,077
La Reserva/El Correo	91	1,803	-	1,894	1,874
Planchas de Plata	-	2,771	-	2,771	2,594
Other	-	-	-	-	8
	10,109	56,915	32,095	99,119	86,258
United States
Nevada Properties	112	309	-	421	460
	$ 10,221	$ 57,224	$ 32,095	$ 99,540	$ 86,718

All pre-production expense related to the Dolores project will be transferred to Property, Plant and Equipment upon commencement of commercial production and will be amortized to earnings over the life of the mine.

Mineral properties and deferred exploration costs relate to the following:

Mexican Properties

Dolores Property

The Dolores Property is in the Madera Mining District, in the state of Chihuahua. In 2006, the Company unified seven of the nine claims resulting in three concessions totaling 27,700 hectares. The Company has a 100% interest in all three concessions. The property is subject to underlying net smelter return ("NSR") royalties totaling 3.25% on gold and 2% on silver. On February 23, 2006 the Board of Directors approved construction of a mine at the Dolores property. Construction commenced during the second quarter of 2006.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements - Unaudited

(Thousands of United States dollars, except per share amounts)

March 31, 2007 and 2006

5. Properties, Development and Deferred Exploration Costs - Continued

Northern Sonora Properties

The Company has a 100% interest in the mineral rights to 14 mineral concessions totaling 28,300 hectares in the State of Sonora. The Company makes annual rent payments to the landowners, currently approximately $158, escalating by 10% per annum. Should mines be put in production on the properties, payments ranging from $222 to $500 will be due to landowners.

United States Properties

The Company held a 100% interest in the Clear, Dottie and Gutsy properties (subject to NSR royalties of 3%). In 2003 the Company wrote off expenditures on the Dottie property of $161 but retained title. In 2005 further expenditures on Dottie, and accumulated expenditures on Clear, were written off. The Washiki claim group and Cleo claims near the Clear property were also written off. In 2006, the Company acquired the 30 unpatented lode mining Wickes claims in Montana for $2. At March 31, 2007, the Company, in addition to the Wickes claims, retained title to the Dottie and Gutsy claims.

6.	Plant and Equipment

			March 31, 2007	December 31, 2006
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Dolores mine equipment and plant	$ 55,904	$ -	$ 55,904	$ 38,591
Exploration equipment	63	33	30	23
Office furniture and equipment	644	266	378	361
Vehicles	878	405	473	368
	$ 57,489	$ 704	$ 56,785	$ 39,343

Dolores mine equipment and plant of $55,904 (2006 - $38,591) represents equipment purchased for use at the Dolores Mine. Amortization will commence when the Dolores mine begins operating and the assets are put into service.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements - Unaudited

(Thousands of United States dollars, except per share amounts)

March 31, 2007 and 2006

7.	Convertible Notes

In October 2006, the Company issued $85,000 in 4.5% unsecured convertible senior notes maturing on December 15, 2011, incurring a 3.5% underwriter’s fee and other expenses, aggregating $3,451 for net proceeds of $81,549. Interest is payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2007. The notes are convertible into common shares at approximately $10.88 per share. A total of 7,812,500 common shares are issuable upon conversion and additional shares may become issuable following the occurrence of certain corporate acts or events. This adjustment provision is designed to compensate the noteholders for any such occurrence that causes economic loss to them.

The notes are classified as a liability, less the portion relating to the conversion features ($28,359) which is classified as an equity component. As a result, the recorded liability to repay the notes is lower than its face value. The difference of $28,359 is characterized as the note discount and is being charged to earnings and added to the liability over the term of the notes, using the effective interest rate method and the 14.26% rate implicit in the calculation.

Convertible notes, liability component
Balance, December 31, 2006	$ 57,433
Change in accounting policy (Note 3)	(2,368)
Balance, January 1, 2006 as adjusted	55,065
Accretion of debt discount for the period	1,166
Balance, March 31, 2007	$ 56,231

Convertible notes, equity component
Balance, December 31, 2006 and March 31, 2007	$ 27,366

8.	Asset Retirement Obligation

The Company’s environmental permit requires that it reclaim any land it disturbs during the mine construction and mine operations. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated the present value of the future reclamation obligation arising from its activities to March 31, 2007 to be $1,291 (December 31, 2006 -$1,188). The present value of the future reclamation obligation assumes a discount rate of 7.65%, inflation rate of 2.5% and the commencement of reclamation activities after the life of the mine, which is estimated at 15.5 years. The Company capitalized $30 of accretion to deferred development during the period (2006 - $nil).

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements - Unaudited

(Thousands of United States dollars, except per share amounts)

March 31, 2007 and 2006

9.	Capital Stock

Authorized

Unlimited common shares, no par value
	Issued	Amount
Balance, January 1, 2006	36,641,841	$ 85,672
Issue of common shares for cash, net of share issue costs	11,000,000	78,705
Exercise of stock options for cash	368,000	1,160
Exercise of stock options - cashless	12,375	-
Balance, December 31, 2006	48,022,216	165,537
Exercise of stock options for cash	484,000	1,851
Exercise of stock options - cashless	35,363	-
Balance, March 31, 2007	48,541,579	$ 167,388

(a)	Stock Options (all per share amounts are in Canadian dollars)

In May 2006, the shareholders approved an increase in the number of shares available for grant under the Plan by 3,417,980 to a total of 5,574,000. The term of options granted cannot exceed five years. The vesting of each option is determined by the Board of Directors and the exercise price is the fair market value of the Company’s shares at the date of grant. At March 31, 2007, 2,154,000 shares were available for future grants under the Company’s Plan.

	Number of Options	Weighted Average Exercise Price Cdn$
Outstanding at January 1, 2006	3,745,000	$ 6.95
Granted	1,260,000	9.00
Cancelled	(110,000)	10.02
Exercised for cash	(368,000)	3.56
Exercised-cashless	(30,000)	5.64
Outstanding at December 31, 2006	4,497,000	7.73
Granted	180,000	11.87
Exercised for cash	(484,000)	4.48
Exercised-cashless*	(55,000)	4.12
Outstanding at March 31, 2007	4,138,000	$ 8.34

* During the three months ended March 31, 2007, 55,000 vested options were exercised by the holders in exchange for the issue of 35,363 common shares by way of a cashless stock option exercise.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements - Unaudited

(Thousands of United States dollars, except per share amounts)

March 31, 2007 and 2006

9.	Capital Stock - Continued
(a)	Stock Options – continued

All options granted and outstanding during the three month periods ended March 31, 2007 and 2006 were fully exercisable on the various grant dates except 80,000 options granted in 2006 with an exercise price of Cdn $8.76 of which 40,000 vested immediately and 40,000 after six months, 40,000 options with an exercise price of Cdn $10.94 and 80,000 options with an exercise price of Cdn $12.46 granted in the three month period ended March 31, 2007 half of which vested immediately and half after six months. The weighted average grant-date fair value of options granted during the period was Cdn $6.05 per option (2006 – Cdn $nil).

At March 31, 2007, the following stock options were outstanding and exercisable, except for 100,000 options with a weighted average exercise price of Cdn $10.68 unvested at that date.

Number	Exercise Price	Expiry Date
Cdn $
160,000	$ 3.30	April 17, 2007
860,000	$ 6.45	December 23, 2007
655,000	$ 10.65	September 26, 2008
50,000	$ 12.53	March 17, 2009
75,000	$ 8.25	May 17, 2009
630,000	$ 8.80	June 14, 2009
348,000	$ 5.64	July, 12, 2010
10,000	$ 6.30	December 19, 2010
1,050,000	$ 9.00	May 15, 2011
120,000	$ 8.76	November 1, 2011
70,000	$ 10.94	January 19, 2012
110,000	$ 12.46	March 12, 2012
4,138,000

Subsequent to March 31, 2007, 160,000 stock options were exercised cashless at a weighted average price of Cdn $3.30. In addition, 50,000 options with an exercise price of Cdn $12.45 were granted of which half vested immediately and half will vest six months from the grant date.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements - Unaudited

(Thousands of United States dollars, except per share amounts)

March 31, 2007 and 2006

10.	Related Party Transactions

Related party transactions not disclosed elsewhere in these consolidated financial statements were as follows:

(a) The directors were paid fees of $33 (2006 - $23)

(b) Legal services provided by a law firm in which one of the directors of the Company is a partner. The cost of these services was $55 (2006 - $96)

Transactions with related parties were in the normal course of operations and were measured at the exchange value (the amount of consideration established and agreed to by the related parties).

11.	Stock Option Compensation

Compensation expense is determined using the Black-Scholes option pricing model. The assumptions used in calculating the expense of options granted during the period were:

Three months ended March 31,	2007	2006
Risk-free rate	3.95%	-
Dividend yield	nil	-
Volatility factor of the expected market price
of the Company's common shares	55%	-
Weighted average expected life of the options (months)	60	-

Compensation expense for the period:
Charged to development	$ 536	$ -
Charged to deferred exploration costs	81	-
	$ 617	$ -

Total expense was credited to contributed surplus.

12.	Commitments and Contingencies

At March 31, 2007, the Company had remaining commitments expected to be paid in 2007 of $26,173 on contracts totaling $109,747 relating to equipment, engineering and construction at the Dolores Project. Royalty payments on the Dolores property consisting of 3.25% of gold, and 2% of silver, net smelter revenues cannot be quantified until the project reaches production.

In addition, the Company has entered into operating leases for office premises that provide for minimum lease payments totaling $286 over the next two years, excluding extensions.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements - Unaudited

(Thousands of United States dollars, except per share amounts)

March 31, 2007 and 2006

13.	United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These principles differ in some respects from United States generally accepted accounting principles ("US GAAP"). The effect of such differences on the Company's consolidated financial statements is set out below:

(a)	Mineral exploration expenditures

Under Canadian GAAP expenditures on specific properties are capitalized until such time as it is established that no economically recoverable deposit exists, or the properties are sold or abandoned; related cash flows are reported as investing activities. US GAAP requires that mineral exploration expenditures be charged to the Statement of Loss and Deficit in the period incurred and the related cash flows be reported as operating activities. Accordingly, for US GAAP, all mineral exploration expenditures incurred to date would be charged to the Statement of Loss and Deficit and Statement of Cash Flows would report the expenditures as operating activities. In addition, foreign exchange adjustments resulting from the translation of deferred mineral exploration costs under Canadian GAAP have been excluded from the calculation of comprehensive loss under US GAAP as such costs would have been charged to expense as incurred under US GAAP.

(b)	Convertible notes

Under Canadian GAAP, the liability and equity components of the convertible notes are determined and separately classified on the consolidated balance sheets. The liability component represents the present value of the interest and principal payments on the notes and the equity component represents the fair value of the holders’ conversion feature. The stated interest payments and the expense arising from adjusting the time value of the principal of the notes over time (“accretion expense”) are presented separately in the consolidated statements of loss and deficit. As a result of the January 1, 2007 prospective adoption of Section 3855, “Financial Instruments – Recognition and Measurement” for Canadian GAAP accounting purposes, financing charges attributable to the liability component of the convertible notes are included in their carrying value.

Under US GAAP, convertible debt instruments are accounted for in accordance with Emerging Issues Task Force Issue 00-27 which requires the Company to classify as equity any amounts representing a beneficial conversion feature. As the conversion price exceeds the fair value of the underlying common shares on the issue date, no beneficial conversion feature is recognized under US GAAP and the entire proceeds are classified as debt until such time as they are converted to equity. Accordingly, for US GAAP purposes, the convertible notes are presented on the consolidated balance sheets as a liability. No accretion expense is recognized and no deferred financing charges are allocated to equity. The total deferred financing charges are recorded as an asset.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements - Unaudited

(Thousands of United States dollars, except per share amounts)

March 31, 2007 and 2006

13. United States Generally Accepted Accounting Principles – Continued

Under Canadian GAAP, the Company has elected to expense interest on the convertible notes to earnings whereas under US GAAP this interest is capitalized to development costs to the extent the proceeds from the issue of the convertible notes are used in the development of the Dolores property.

(c) Stock option compensation

There is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from the accounting for stock-based compensation for the periods presented.  A cumulative adjustment (for the initial adoption of SFAS 123R under US GAAP) of $3,438 was included in the net loss from inception to March 31, 2007 under US GAAP.

The total intrinsic value of options exercised in the three month period ended March 31, 2007 and 2006, was Cdn $4,213 and Cdn $604, respectively. The total intrinsic value and weighted average contractual term of vested options at March 31, 2007 is Cdn $22,027 and 2.3 years.

As at March 31, 2007, the Company capitalized $617 (2006 - $nil) of stock based compensation related to development at Dolores under Canadian GAAP and US GAAP.

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements - Unaudited

(Thousands of United States dollars, except per share amounts)

March 31, 2007 and 2006

13. United States Generally Accepted Accounting Principles – Continued

The impact of the above on the financial statements is as follows:
	Three months ended March 31
	2007	2006
Statements of Loss and Deficit
Net loss per Canadian GAAP	$ (4,169)	$ (542)
Adjustments related to:
Mineral exploration expenses	(1,064)	(5,847)
Accretion expense on convertible notes	1,166	-
Interest on convertible notes	943	-
Amortization of deferred financing charges	(165)	-
	880	(5,847)

Net loss per US GAAP	(3,289)	(6,389)
Foreign exchange adjustment	2,402	(68)
Comprehensive loss per US GAAP	$ (887)	$ (6,457)
Net loss per share, basic and diluted	$ (0.07)	$ (0.17)

Statements of Cash Flows
Cash flows used in operating activities per Canadian GAAP	$ (4,576)	$ (992)
Adjustments for mineral properties and exploration costs	(2,406)	(4,402)
Cash flows used in operating activities per US GAAP	$ (6,982)	$ (5,394)

Cash flows used in investing activities per Canadian GAAP	$ (25,254)	$ (4,424)
Adjustment for mineral properties and exploration costs	2,406	4,402
Cash flows used in investing activities per US GAAP	$ (22,848)	$ (22)

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements - Unaudited

(Thousands of United States dollars, except per share amounts)

March 31, 2007 and 2006

13. United States Generally Accepted Accounting Principles – Continued

Balance Sheets	2007	2006

Assets per Canadian GAAP	$ 260,588	$ 255,520
Adjustment related to:
Mineral exploration expenses	(67,301)	(65,656)
Convertible notes	4,834	1,688
Assets per US GAAP	$ 198,121	$ 191,552

Liabilities per Canadian GAAP	$ 70,225	$ 66,520
Adjustments related to:
Convertible notes	28,769	27,567
Liabilities per US GAAP	$ 98,994	$ 94,087

Shareholders’ equity per Canadian GAAP	$ 190,363	$ 189,000
Adjustments related to:
Mineral exploration expenses	(67,301)	(65,656)
Convertible notes	(23,935)	(25,879)
Shareholders’ equity per US GAAP	$ 99,127	$ 97,465

(d) Exploration stage company

The Company meets the definition of a development stage enterprise under Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development Stage Enterprises. As such, the following disclosure of the consolidated summarized statements of loss and deficit and cash flows since inception of the Company are required under US GAAP:

Consolidated summarized statement of loss and deficit – US GAAP
For the period from inception to March 31, 2007

Mineral exploration expenses	$ (68,561)
Administrative and other costs	(28,841)
Interest income	6,653

Net loss from inception to March 31, 2007,
being the deficit accumulated during the exploration stage	$ (90,749)

Minefinders Corporation Ltd.

Notes to Consolidated Financial Statements - Unaudited

(Thousands of United States dollars, except per share amounts)

March 31, 2007 and 2006

13. United States Generally Accepted Accounting Principles – Continued

Consolidated summarized statement of cash flows – US GAAP
For the period from inception to March 31, 2007

Cash flows used in operating activities	$ (74,942)
Cash flows used in investing activities	(77,154)
Cash flows provided by financing activities	245,271
Effect of exchange rates on cash and cash equivalents	4,264

Cumulative increase in cash and cash equivalents from inception
being Cash and Cash equivalents, March 31, 2007	$ 97,439

(e)	New accounting pronouncements

Effective January 1, 2007, for US GAAP accounting purposes, the Company has adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. There in no impact on the Company’s March 31, 2007 interim consolidated financial statements resulting from the adoption of FIN 48.

Effective January 1, 2007, for US GAAP accounting purposes, the Company has adopted SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and No. 140” (“SFAS 155”). SFAS 155 allows any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to be carried at fair value in its entirety, with changes in fair value recognized in earnings. In addition, SFAS 155 requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or contain an embedded derivative. There in no impact on the Company’s March 31, 2007 interim consolidated financial statements resulting from the adoption of SFAS 155.

Minefinders Corporation Ltd.

Management Discussion and Analysis

March 31, 2007

This discussion is for the three-month period ended March 31, 2007, with comparisons to 2006. Unless otherwise noted, all information is current to May 10, 2007, and all currency amounts are in United States dollars. The discussion and analysis is intended to complement and supplement the Company’s interim consolidated financial statements for the three months ended March 31, 2007 (the “Financial Statements”) and should be read together with those Financial Statements.

Additional information, including the Company’s Annual Information Form for the year ended December 31, 2006 (the “Annual Information Form”) is available on SEDAR at www.sedar.com.

Accounting Principles

The Financial Statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”) (see Note 13 to the Financial Statements).

The Company's accounting policies and estimates used in the preparation of these Financial Statements are consistent with those used in the preparation of the annual financial statements except that, effective the first quarter commencing January 1, 2007, the Company adopted the guidelines governed by CICA Handbook sections 1530 “Comprehensive Income”, 3855 “Financial Instruments – Recognition and Measurement” and 3861 “Financial Instruments – Disclosure and Presentation”. Details of the adoption of these guidelines are given in Note 3 to the Financial Statements.

The policies and estimates are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

Forward Looking Statements

This discussion and analysis contains forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations. For a thorough discussion and analysis of the risks and uncertainties affecting the Company we refer you to the Annual Information Form for the year ended December 31, 2006.

Overview

The Company is engaged in the exploration and development of precious and base metal mineral properties, primarily in Mexico and the United States, and measures its success through the growth in its mineral resources at a reasonable finding cost and in obtaining external funding for exploration and development of its mineral properties. All of the Company’s mineral properties are in the exploration stage except for the Dolores property where an 18,000 tonnes per day heap

1

leach gold and silver mine is under construction. The Company has no current revenue except interest income and continues to incur negative cash flows from operations.

The Company has been successful in outlining a valuable and expanding resource at its main project, Dolores, in the State of Chihuahua, Mexico. An independent feasibility study on the Dolores gold and silver mine produced a positive recommendation and on February 23, 2006, management was authorized by the Board of Directors to bring the Dolores property into commercial production and to raise the capital required for construction of the mine and ancillary facilities (see “Proposed Mine at Dolores” and “Capital Resources and Liquidity”).

Exploration continues on the Planchas de Plata and Real Viejo properties in Sonora, Mexico and the Company has initiated a generative exploration program covering the northern Sierra Madre of Mexico.  During the quarter, the Company received and compiled assay results from the 2006 drilling program at its Planchas de Plata property and has solicited drill bids for a 2007 program to follow up on the mineralized zones identified by the previous exploration programs.  Drilling on the Company’s Gutsy prospect in Nevada is expected to commence during the second quarter of 2007.

The Company is in a strong financial position, and does not anticipate that it will require additional financing to complete development of the Dolores mine or complete any exploration programs that have been planned to date. Adequate funds are in place to provide for potential cost overruns on the Dolores project, to continue exploration programs on the Company’s other properties, and to finance administrative costs until cash flow from Dolores begins.

The gold and silver markets are at price levels not seen in many years. The Company believes that the gold and silver prices have benefited from a weakening of the United States dollar against other major currencies, a reduction in hedging of future production by major producers, and an increase in physical demand. However, prices have fluctuated widely in recent months, and current economic and geopolitical events suggest that these fluctuations may continue for some time.

The price of gold was $632 per ounce at December 31, 2006, and in the three months ending March 31, 2007 has had a high of $686 and low of $608. The price of silver also improved from $12.90 per ounce at December 31, 2006 to a high of $14.58 while experiencing a low of $12.21 in the same three-month period. On May 10, 2007, the London pm fix price for gold was $674 per ounce and for silver was $13.29 per ounce. The average price for gold in the three-month period ended March 31, 2007 was $650 and for silver was $13.31.

It is not possible to forecast gold and silver price trends and their impact on future results from operations, nor is the Company able to forecast that the project will be completed and achieve commercial production. However the current markets for gold and silver and for precious metals investments are very positive for the Dolores project.

Proposed Mine at Dolores

In February 2006, the Company received a positive, independent feasibility study of its Dolores property, proposing an open-pit heap leach facility to operate at 18,000 tonnes per day (“tpd”). Initial capital expenditures are estimated to be approximately $132 million, with further capital requirements of $29 million through a 12 year mine life. Total cash costs per ounce of gold and gold-equivalent silver (based on a 63:1 silver:gold ratio) were estimated to average $237.70 for

2

the life of the mine. The study estimated total production of 1.445 million ozs of gold and 53.2 million ozs of silver (or 2.29 million ozs of gold equivalent (“AuEq”)). The project economics indicated a pay back of capital in 3.3 years, an after-tax undiscounted net present value of $276.8 million and an after-tax internal rate of return of 24.3% using $475 and $7.50 as the price per ounce of gold and silver.

Based on the study and other relevant factors, on February 23, 2006 the Board of Directors instructed management to proceed with the construction of an 18,000 tpd open-pit, heap leach mine at Dolores, subject to obtaining necessary permits and required financing. Principal construction has begun, and is expected to be completed by the end of fiscal 2007.

In April 2006, the Company completed an updated resource model incorporating results of drilling from October 2004 to December 2005 that had not been included in the feasibility study. Using the revised resource, the Company updated its estimated in-pit reserve base. The new reserves are contained in 100.2 million tonnes of proven and probable reserves having an average diluted grade of 0.76 grams per tonne (“gpt”) gold and 39.7 gpt silver, using a 0.3 gpt AuEq cutoff grade, as determined by an updated, internally generated engineered pit plan.

The fully-diluted reserves at the Dolores Project have been re-calculated taking into account a revised pit plan based upon the bankable Dolores feasibility study reported on February 27, 2006, the revised resource estimates referred to above, and an assumed base case gold price of $400/oz and silver price of $7.00/oz. The in-pit proven and probable reserves increased to 2.45 million ounces of gold and 127.9 million ounces of silver (or 4.48 million ounces of gold equivalent using the feasibility study silver gold ratio of 63:1). This represents an increase of 24.9% in contained gold reserves and an increase of 23.5% in contained silver reserves over the February 2006 feasibility estimates.

The Company has completed an updated resource estimation for the Dolores Project and has submitted it for independent review and audit by the engineering firm of Chlumsky, Armbrust, and Meyer, of Denver, Colorado. Details of the updated resources estimation will be made available upon completion of this audit.

The on going pit and haul road optimization will continue throughout the construction period and the economic model will be updated again prior to production start-up to include the most current costs and data.

The Company is conducting a 15,000 meter resource-expansion drilling program, directed at previously discovered mineralized zones outside the current mine plan, and at untested targets. The feasibility study does not take into account significant high-grade gold mineralization that lies below the proposed pit or surface mineralization extending up to 1 kilometer from the pit. Drilling is under way to define and quantify this mineralization with a view to developing a plan for an underground mine if results justify such a course.

In 2006, after reviewing its cash resources, including the net proceeds of an issue of 11,000,000 common shares (see “Capital Resources and Liquidity”), the funding requirements to continue exploration programs on other properties, and to meet administrative expenditures for at least the next twelve months, the Company decided to seek $70 to $75 million to fund completion of the project. During the fourth quarter of 2006, the Company issued $85 million ($75 million plus an over-allotment option of $10 million that was exercised) of 4.50% unsecured Convertible Senior Notes due December 15, 2011, to net $81.55 million after expenses of issue (see “Capital

3

Resources and Liquidity”). With this financing, the Company has sufficient funds to bring the proposed mine into production.

The resource-expansion drilling program continues, and construction of mine facilities is under way. The mining fleet and drills have been ordered. Initial deliveries took place in the fourth quarter of 2006 and have continued through the first quarter of 2007. Generators, crushers, conveyors and processing equipment have been ordered and are under manufacture and fabrication. Substantially all contracts for critical mine and facilities construction have been awarded. Of the $132 million in projected capital expenditures, approximately $109.7 million has been committed as of March 31, 2007.

Operating Activities

The Company recorded a net loss for the first quarter of $4.169 million ($0.09 per share), compared with $0.542 million ($0.01 per share) for the same period in 2006. Net losses increased because of higher administration costs, costs such as accretion of the convertible notes discount and interest on the associated long-term debt that were not incurred in the prior year, and a higher foreign exchange loss during the quarter. These increases were partially offset by higher interest rates and income earned on larger cash balances in 2007.

Administrative costs increased from $0.731 million in 2006 to $3.578 million in 2007. As a result of the issue of the convertible notes in October 2006, the Company incurred $0.943 million of interest expense on long-term debt and $1.166 million of convertible note discount expense during the first quarter for which there is no equivalent in 2006. The 2007 increase is mainly a result of these two expense items and expanding operations in positioning the Company for the step from exploration stage to development and production at the Dolores property.

Accounting and auditing expenses rose from $0.143 million in 2006 to $0.316 million in 2007. Increasing costs are primarily the result of complying with additional regulatory requirements resulting from financing activities during the prior year and expansion of the corporate and Mexican office accounting personnel.

Consulting fees increased to $0.266 million in 2007 from $0.111 million in 2006. Corporate relations, reporting and associated expenses have increased from $0.191 million in 2006 to $0.269 million in 2007.

Office services of $0.345 million in 2007 (2006 - $0.170 million) and legal fees of $0.170 (2006 - $0.091 million) have increased due to expanding operations and activity, particularly in Mexico, in positioning the Company for the step from exploration stage to development and production at the Dolores property.

Interest income increased to $1.251 million in 2007 (2006 - $0.256 million). Investment of the net proceeds of $78.71 million from shares issued in April 2006 and $81.69 million from the convertible notes issued in October 2006 resulted in the increase in interest income during the quarter as compared to the same period in the prior year.

The Company’s financial position at March 31, 2007 remained strong, with $97.439 million in cash and cash equivalents and net working capital of $91.560 million (December 31, 2006 - $119.192 million). The principal source of funds in the first quarter were $1.851 million from the exercise of stock options, and $1.251 million in interest income and in the same period in 2006, from the exercise of stock options for $0.246 million and interest income of $0.256 million. The

4

effect of foreign currency exchange rates on cash and cash equivalents for the first quarter of 2007 has been a gain of $3.565 million (2006 – loss of $0.071 million), arising from the net increase in value of the Canadian dollar.

During the quarter the Company spent $5.631 million on property and development costs, $17.217 million for the purchase of equipment, and $2.406 million on mineral properties and exploration expenses, primarily at Dolores. The Company received cash of $1.851 million in net proceeds from the issue of common shares. The net loss for the first quarter was $4.169 million and after eliminating items such as amortization, convertible notes discount expense, and property write-offs, which do not require the use of cash, and taking into account the effect of the foreign exchange gain on the convertible notes and the net changes in non-cash working capital, the cash used in operating activities was $4.574 million. As a result, there was a net decrease in the Company’s cash balances of $24.556 million in the quarter after taking into account foreign exchange fluctuations.

Summary by Quarter

The following tables present our unaudited quarterly results of operations for each of the last eight quarters.

Net loss (000's) for quarters ended	06/30/05	09/30/05	12/31/05	03/31/06	06/30/06	09/30/06	12/31/06	03/31/07

Loss before the following	$ 565	498	618	731	834	1,481	734	1,463
Stock option compensation	-	659	26	-	3,263	-	141	-
Write-off of mineral properties	1,664	338	133	47	78	124	75	104
Accretion of convertible notes discount	-	-	-	-	-	-	792	1,166
Interest on long-term debt	-	-	-	-	-	-	731	943
Interest income	(260)	(218)	(277)	(256)	(796)	(867)	(248)	(1,251)
Foreign exchange (gain) / loss	23	139	15	20	571	171	(1,882)	1,744
Net loss	$ 1,992	1,416	515	542	3,950	909	343	4,169
Loss per share – basic and diluted	$ 0.05	0.04	0.02	0.01	0.09	0.02	0.01	0.09

Variances in net loss by quarter reflect overall corporate activity and factors which are not recurring each quarter, such as charges for stock-based compensation when options are granted, by significant property write-downs and interest income on fluctuating cash balances. Those three items and the accretion of the convertible notes discount, the interest on the associated long-term debt and the impact of exchange rates, have been identified in the table above to show their impact on each quarter. As the Company has not yet engaged in commercial operations, variances in its quarterly losses are not affected by sales or production-related factors.

Outstanding Share Data

As at May 10, 2007 there were 48,638,173 common shares issued and outstanding (December 31, 2006 – 48,022,216) and there were 4,028,000 stock options outstanding (December 31, 2006 -

5

4,497,000) with exercise prices ranging between Cdn $5.64 and Cdn $12.53 per share, of which 3,943,000 have vested.

In addition, at May 10, 2007 and December 31, 2006, there were convertible notes with a face value of $85 million issued and outstanding convertible into 7,812,500 common shares at a rate of 91.9188 per $1,000 principal amount of notes, subject to adjustment.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities and convertible notes, some of which are denominated in US dollars and Mexican pesos. These accounts are recorded at their fair market value. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the Canadian dollar. The Company manages its foreign exchange risk by adjusting balances in currencies other than the Canadian dollar from time to time. The Company has certain commitments to acquire assets in foreign currencies and it incurs the majority of its exploration costs in foreign currencies. Significant expenditures in developing the mine at Dolores are also denominated in these foreign currencies. The Company may acquire foreign currencies, directly or through derivative positions, to fix such costs in Canadian funds, if it believes it is prudent to do so; at March 31, 2007 it had $37.9 million in US dollar denominated bank deposits and $2.1 million in Mexican peso denominated bank deposits. At May 10, 2007 the Company had $36.4 million in US dollar denominated bank deposits.

The Company’s cash equivalents are redeemable after thirty days without penalty and are renewable bank instruments that provide a fixed rate of interest (currently 4.2% on Canadian deposits and 5.15% on US deposits) during the term. When renewing a matured instrument, the new interest rate may be higher or lower.

Investment in Mineral Exploration and Development

Net cash expenditures on mineral properties increased during the first quarter of 2007 to $8.037 million, from $4.402 million in 2006. These amounts, as shown in the Consolidated Statements of Cash Flows in the Financial Statements, are after deduction of stock option compensation costs and capitalized amortization and after adjustment for differences in currency exchange rates. The Company has focused its activities on the Dolores property, a development-stage project in northern Mexico, and has conducted a feasibility study demonstrating its economic potential. (The study may be viewed on SEDAR - www.sedar.ca – or on the Company’s website - www.minefinders.com). Most of the expenditures during the quarter were incurred in the continued development of the Dolores property.

The Company conducted drilling and field work on its Planchas de Plata and other properties in the first quarter of 2007 at a cost of $0.382 million.

Management has conducted an extensive review of its mineral property carrying values. Certain projects had not been advanced for several years, in part because funding was difficult to obtain in prior years, and in part because other projects were allocated priority. The Company continues to assess its land package with a view to reducing acreage as it converts exploration land to

6

exploitation status, while maintaining higher-potential prospects. As a result of its review in for the first quarter of 2007, the Company wrote off $0.104 million of exploration costs.

At March 31, 2007, with the exception of the Dolores project, the Company did not have any resource properties that qualified for capitalization under US GAAP. This is the primary difference between Canadian GAAP and US GAAP for the Company, and the effect is to increase the net loss and deficit for the first quarter of 2007 and 2006 by the amounts of the exploration expenditures capitalized less write-offs recognized under Canadian GAAP, in each of those periods. For the purposes of US GAAP, these expenses have been charged to the Consolidated Statement of Loss and Deficit in the period incurred (see Note 13 to the Financial Statements).

Capital Resources and Liquidity

The Company is funded to continue the development work required to bring the Dolores project into production. In April 2006, the Company realized approximately $78.71 million from the issue of 11,000,000 common shares, and in October 2006, issued $85 million 4.5% unsecured Convertible Notes due December 15, 2011, to net $81.55 million after expenses of issue. The first interest payment is due June 15, 2007. For conversion, in the normal course of events, each $1,000 (one thousand) note will be exchangeable for 91.9118 common shares, or 7,812,500 common shares in aggregate. Additional shares may become issuable following the occurrence of certain corporate acts or events. The adjustment provisions are designed to compensate the note holders for any such occurrence that causes economic loss to them.

The convertible notes are classified as a liability with the exception of the portion relating to the conversion feature, which is classified as an equity component, resulting in the carrying value of the convertible notes being less than their face value. The discount is being accreted over the five year term of the notes.

The Company is conducting its exploration and development programs for 2007 on projects other than Dolores, including continued drilling of its northern Sonora properties Planchas de Plata and Real Viejo and intends to conduct drilling at its Gutsy property in Nevada. Expenditures at La Bolsa, Real Viejo, Planchas de Plata and other targets in Northern Sonora are budgeted at $1.85 million and at $0.3 million for the properties in Nevada of which approximately $0.382 million has been expended in the first three months of the year.

Commitments

The Company has incurred significant contractual obligations relating to the development of the Dolores project, and these and other commitments are shown in Note 12 to the Financial Statements.

7

Critical Accounting Estimates

There are no changes to critical accounting estimates from those presented for December 31, 2006 in the Annual Management Discussion and Analysis dated March 12, 2007.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements except for contractual obligations tabled above.

Related Party Transactions

Fees paid to directors during the first quarter of 2007 are summarized in Note 10 to the Financial Statements.

Controls and Procedures

There has been no change in the Company's internal control over financial reporting during the Company's first quarter ended March 31, 2007 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Risks and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking

8

statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report. The reader should also refer to the discussion of risks contained in the Annual Information Form for the year-ended December 31, 2006 which is available on SEDAR at www.sedar.com. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

Note to US Investors

While the terms “mineral resource,” “measured mineral resource,” “indicated mineral resource,” and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. Therefore, information contained in this report concerning descriptions of mineralization and resources under Canadian standards will not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission. “Indicated mineral resource” and “inferred mineral resource” have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an “indicated mineral resource” or “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

9

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Mark H. Bailey, President and Chief Executive Officer of Minefinders Corporation Ltd. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Minefinders Corporation Ltd., (the issuer) for the interim period ended March 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer’s internal control over financial reporting.

Dated: May 14, 2007

"Mark H. Bailey"

Name: Mark H. Bailey

Title: President and Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Greg D. Smith, Chief Financial Officer of Minefinders Corporation Ltd. certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Minefinders Corporation Ltd., (the issuer) for the interim period ended March 31, 2007;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer’s internal control over financial reporting.

Dated: May 14, 2007

"Greg D. Smith"

Name: Greg D. Smith

Title: Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date May 17, 2007
By: /s/ Greg Smith Greg Smith, Chief Financial Officer